METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in thousands of United States dollars)

		As at
		March 31,	December 31,
	Notes	2026	2025
ASSETS
Current assets
Cash and cash equivalents		$9,971	$9,794
Accounts receivable	3	3,018	4,379
Prepaid expenses and other		1,156	1,259
Total current assets		14,145	15,432

Non-current assets
Royalty, stream, and other interests	4	255,687	255,153
Investment in Silverback		101	200
Deferred income tax assets		100	81
Total non-current assets		255,888	255,434
TOTAL ASSETS		$270,033	$270,866

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Trade and other payables		$1,953	$3,966
Current acquisition payables	13	2,148	2,446
Total current liabilities		4,101	6,412

Non-current liabilities
Revolving credit facility	5	12,264	12,176
Deferred income tax liabilities		523	525
Total non-current liabilities		12,787	12,701
Total liabilities		16,888	19,113

EQUITY
Share capital	8	312,338	310,465
Reserves		13,779	14,371
Deficit		(72,972)	(73,083)
Total equity		253,145	251,753
TOTAL LIABILITIES AND EQUITY		$270,033	$270,866

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 13, 2026.

Approved by the Board of Directors

"Brett Heath"	Director	"Amanda Johnston"	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements Page 2

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited - Expressed in thousands of United States dollars, except for share and per share amounts)

		Three months ended
		March 31,	March 31,
	Notes	2026	2025

Revenue from royalty interests	6	$3,064	$1,721
Depletion on royalty interests	4	(364)	(497)
Gross profit		2,700	1,224

General and administrative expenses	7	(1,547)	(899)
Share-based payments	8	(780)	(546)
Earnings (loss) from operations		373	(221)

Share of net income of Silverback		88	37
Mark-to-market loss on derivatives		-	(31)
Interest expense	5	(349)	(448)
Finance charges	5	(37)	(80)
Foreign exchange loss		(36)	(1)
Other income		258	38
Earnings (loss) before income taxes		297	(706)
Current income tax expense		(207)	(52)
Deferred income tax recovery		21	27
Net income (loss) and comprehensive income (loss)		$111	$(731)

Earnings (loss) per share - basic and diluted		$0.001	$(0.01)
Weighted average number of shares outstanding:
Basic	9	93,212,062	92,341,558
Diluted	9	95,671,170	92,341,558

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements Page 3

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited - Expressed in thousands of United States dollars)

		Three months ended
		March 31,	March 31,
	Notes	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)		$111	$(731)
Items not affecting cash:
Depletion	4	364	497
Interest and accretion expense		349	448
Finance charges		37	80
Share-based payments		780	546
Share of net income of Silverback		(88)	(37)
Mark-to-market loss on derivatives		-	31
Income tax expense		186	25
Unrealized foreign exchange loss (gain)		37	(8)
Other		(150)	(42)
		1,626	809
Changes in non-cash working capital items:
Accounts receivable		1,362	743
Prepaid expenses and other		247	7
Trade and other payables		(2,212)	(928)
Net cash provided by operating activities		1,023	631

CASH FLOWS FROM INVESTING ACTIVITIES
Settlement of acquisition payable		(1,250)	-
Dividends received from Silverback		187	69
Net cash provided by (used in) investing activities		(1,063)	69

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options		501	-
Interest paid	5	(214)	(821)
Finance charges paid	5	(38)	(616)
Net cash provided by (used in) financing activities		249	(1,437)

Effect of exchange rate changes on cash and cash equivalents		(32)	(6)

Changes in cash and cash equivalents during period		177	(743)
Cash and cash equivalents, beginning of period		9,794	9,717
Cash and cash equivalents, end of period		$9,971	$8,974

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements Page 4

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited - Expressed in thousands of United States dollars, except for share amounts)

	Number of	Share			Total
	Shares	Capital	Reserves	Deficit	Equity
Balance as at December 31, 2024	92,076,438	$307,848	$13,021	$(68,842)	$252,027
Conversion of loan payable	412,088	1,043	-	-	1,043
Shares issued on vesting of restricted share units	6,250	24	(24)	-	-
Share-based payments - stock options	-	-	191	-	191
Share-based payments - restricted share units	-	-	355	-	355
Loss for the period	-	-	-	(731)	(731)
Balance as at March 31, 2025	92,494,776	$308,915	$13,543	$(69,573)	$252,885

	Number of	Share			Total
	Shares	Capital	Reserves	Deficit	Equity
Balance as at December 31, 2025	92,899,448	$310,465	$14,371	$(73,083)	$251,753
Exercise of stock options	286,420	1,074	(573)	-	501
Shares issued on vesting of restricted share units	256,894	799	(799)	-	-
Share-based payments - stock options	-	-	244	-	244
Share-based payments - restricted share units	-	-	536	-	536
Income for the period	-	-	-	111	111
Balance as at March 31, 2026	93,442,762	$312,338	$13,779	$(72,972)	$253,145

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements Page 5

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

1. NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company"), incorporated in British Columbia, Canada, is a precious metals royalty and streaming company, which engages in the acquisition and management of gold, silver, and copper royalties, streams, and similar production-based interests. The Company's common shares ("Common Shares") are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company has incurred a cumulative deficit to date of $73.0 million as at March 31, 2026, and has had losses from operations for multiple years. Management expects that its cash balance, cash flows from operating activities, and available credit facilities will be sufficient to fund the operations of the Company for at least twelve months from the date of this report. Continued operations of the Company are dependent on the Company's ability to generate positive cash flow in the future, receive continued financial support, and/or complete external financing.

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2025.

(b) Basis of Preparation and Measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These condensed interim consolidated financial statements are presented in United States dollars, which is the Company's functional currency, and all values are rounded to the nearest thousand United States dollars except as otherwise indicated.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. Information about significant areas of estimation uncertainty and judgments made by management in preparing the condensed interim consolidated financial statements are unchanged from those disclosed in the Company's most recent annual consolidated financial statements for the year ended December 31, 2025.

(c) Change in Accounting Policy

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's most recent annual consolidated financial statements for the year ended December 31, 2025, except for the change as discussed below.

The Company adopted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures effective January 1, 2026. These amendments include clarifications to the derecognition requirements for financial liabilities settled through electronic payment systems, additional guidance on the classification of financial assets with contingent features, and additional disclosure requirements for financial instruments. The Company also adopted Contracts Referencing Nature-dependent Electricity Amendments to IFRS 9 and IFRS 7 effective January 1, 2026. There was no material impact to the financial statements from the adoption of these new accounting standards.

Condensed Interim Consolidated Financial Statements Page 6

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (CONT'D…)

(d) Future Changes to Accounting Policies

Certain new accounting standards and amendments to accounting standards have been published that are not mandatory for the three months ended March 31, 2026, and have not been early adopted by the Company. New and amended accounting standards that are not applicable to the Company have been excluded from this note. The Company is currently assessing the impact of the following new standard:

  IFRS 18 - Presentation and Disclosure in Financial Statements ("IFRS 18") is a new standard that will provide new presentation and disclosure requirements, and which will replace IAS 1 - Presentation of Financial Statements. IFRS 18 introduces changes to the structure of the statement of profit or loss; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted.

3. ACCOUNTS RECEIVABLE

	As at
	March 31,	December 31,
	2026	2025
Royalty and stream receivables	$2,932	$4,312
GST and other recoverable taxes	51	33
Other receivables	35	34
Total accounts receivable	$3,018	$4,379

As at March 31, 2026, and December 31, 2025, the Company did not have any royalty and stream receivables that were past due. The Company's allowance for doubtful accounts as at March 31, 2026, and December 31, 2025, was $Nil.

4. ROYALTY, STREAM, AND OTHER INTERESTS

	Producing	Development	Exploration
	Assets	Assets	Assets	Total
As at December 31, 2024	$26,014	$221,484	$7,804	$255,302
Côté-Gosselin acquisition	-	2,437	-	2,437
Depletion	(2,240)	-	-	(2,240)
Reclassifications and other(1)	1,785	(1,785)	(346)	(346)
As at December 31, 2025	$25,559	$222,136	$7,458	$255,153
Hoyle Pond milestone amount	-	898	-	898
Depletion	(364)	-	-	(364)
As at March 31, 2026	$25,195	$223,034	$7,458	$255,687

Historical cost	$37,796	$227,806	$7,507	$273,109
Accumulated depletion and impairments	$(12,601)	$(4,772)	$(49)	$(17,422)

 (1) During the year ended December 31, 2025, the Company wrote off an exploration asset in its entirety for $0.3 million.

Condensed Interim Consolidated Financial Statements Page 7

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

4. ROYALTY, STREAM, AND OTHER INTERESTS (CONT'D…)

(a) During the three months ended March 31, 2026, the Company completed the following transaction:

Hoyle Pond Milestone Amount

During the three months ended March 31, 2026, a contractual milestone payment associated with the Company's interest in the Hoyle Pond Extension property was achieved, resulting in a payment obligation of C$1.0 million to the counterparty. The original purchase agreement had further contingent milestone payments totalling C$6.5 million associated with the Hoyle Pond, Timmins West Extension, and the DeSantis mine that would become payable by the Company upon the achievement of specific milestones at each of the underlying properties. Upon achievement of the first milestone at Hoyle Pond, the Company reached an agreement with the counterparty whereby all current and future milestone payments related to Hoyle Pond, Timmins West Extension, and the DeSantis mine have been eliminated and in exchange Metalla will make a payment in cash of C$1.25 million ($0.9 million). Subsequent to March 31, 2026, in May 2026, C$0.5 million of the C$1.25 million was paid in cash, the remaining amount is expected to be paid prior to the completion of the third quarter of 2026.

(b) During the year ended December 31, 2025, the Company completed the following transactions:

Acquisition

On October 31, 2025, the Company completed the acquisition of a further 0.15% interest in the Côté-Gosselin Net Smelter Return ("NSR") royalty for C$3.4 million ($2.4 million) in cash, bringing Metalla's total ownership on the Côté-Gosselin NSR royalty to 1.50%.

Reclassification

During the year ended December 31, 2025, the Company reclassified Endeavor from development assets to producing assets and commenced depletion because of the restart of the Endeavor mine.

5. LOANS PAYABLE

	Revolving	Convertible
	Credit Facility	Loan Facility	Total
As at December 31, 2024	$-	$12,693	$12,693
Draw down on revolving credit facility	13,100	-	13,100
Transaction costs	(1,084)	-	(1,084)
Interest and accretion expense	628	772	1,400
Principal repayment	-	(11,919)	(11,919)
Conversion	-	(1,043)	(1,043)
Extinguishment of loan facility	-	738	738
Interest payment	(305)	(1,300)	(1,605)
Accrued fees payment	-	(536)	(536)
Foreign exchange adjustments	-	501	501
Fair value adjustment of derivative portion	-	94	94
As at December 31, 2025(1)	$12,339	$-	$12,339
Interest and accretion expense	295	-	295
Interest payment	(214)	-	(214)
As at March 31, 2026	$12,420	$-	$12,420
Less: Accrued interest included in accounts payable	(156)	-	(156)
As at March 31, 2026	$12,264	$-	$12,264

(1) The closing balance at December 31, 2025, includes $0.2 million of accrued interest included in accounts payable.

Condensed Interim Consolidated Financial Statements Page 8

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

5. LOANS PAYABLE (CONT'D…)

Revolving Credit Facility

On June 24, 2025, Metalla entered into a definitive agreement with the Bank of Montreal ("BMO") and National Bank Financial ("NBF") for a revolving credit facility of $40.0 million (the "RCF"), with an accordion feature for an additional $35.0 million of availability option, subject to certain conditions, to increase the facility to $75.0 million. Upon close, the Company drew down $13.1 million from the RCF and incurred transaction costs of $1.1 million which will be amortized over the term of the loan.

The RCF is available to finance acquisitions and investments, and for general corporate purposes. The RCF has a maturity date of June 24, 2028, which is extendable annually for one year on the mutual agreement of Metalla, BMO, and NBF. Drawdowns under the RCF can either be USD base rate advances which will bear an interest rate equal to a base rate plus applicable margin, or can be term benchmark advances which will bear an interest rate equal to the Secured Overnight Financing Rate ("SOFR") plus a credit spread adjustment of 0.10%, plus an applicable margin of 2.50% to 3.50% per annum depending on the Company's net leverage ratio.  The undrawn portion of the RCF is subject to a standby fee of 0.56% to 0.79% per annum depending on the Company's net leverage ratio.

The RCF is subject to standard conditions and covenants which include a net leverage ratio, an interest coverage ratio, and a minimum liquidity amount. The Company was in full compliance with all covenants as at March 31, 2026. The RCF is secured by a first-ranking security interest over all present and future property and assets of the Company and its material subsidiaries.

For the three months ended March 31, 2026, the Company recognized interest expenses associated with the RCF of $0.3 million (March 31, 2025 - $Nil), and recognized finance charges of less than $0.1 million (March 31, 2025 - $Nil), related to standby fees associated with the RCF. As at March 31, 2026, the amount drawn on the RCF was $13.1 million, the availability under the RCF was $26.9 million, and the transaction costs, net of accumulated amortization were $0.8 million.

Convertible Loan Facility

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") with Beedie Investments Ltd. ("Beedie") to fund acquisitions of royalties and streams, which was subsequently amended from time to time. The Loan Facility bore interest on amounts advanced and a standby fee on funds available. Funds advanced were convertible into Common Shares at Beedie's option, with the conversion price determined at the date of each drawdown or at the conversion date (in the case of the conversion of accrued and unpaid interest). The Loan Facility was secured by certain assets of the Company.

Effective December 1, 2023, Metalla and Beedie entered into an amended and restated convertible Loan Facility agreement to amend and restate the loan facility (the "A&R Loan Facility"). Pursuant to the A&R Loan Facility, the parties agreed to among other things, increase the A&R Loan Facility from C$25.0 million to C$50.0 million, amend the conversion price of the principal amount outstanding of C$16.4 million to a conversion price of C$6.00 per share, amend the conversion price of any accrued and unpaid interest to a conversion price equal to the market price of the shares of Metalla at the time of conversion, and have any accrued and unpaid fees to not be convertible into Common Shares.

On June 24, 2025, concurrent with the closing of the RCF, the Company fully repaid and retired the A&R Loan Facility.  The final payments to Beedie included a repayment of the principal balance outstanding of C$16.4 million plus C$0.7 million in accrued interest and standby fees.  In connection with the retirement of the A&R Loan Facility, certain assets secured by Beedie were released and there are no further amounts due under the A&R Loan Facility.

On June 24, 2025, upon retirement of the A&R Loan Facility, the Company recorded a $0.7 million loss on extinguishment, which represents the difference between the carrying amount of the A&R Loan Facility on the retirement date and the amount that was paid to retire the A&R Loan Facility.

Condensed Interim Consolidated Financial Statements Page 9

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

6. REVENUE

	Three months ended
	March 31,	March 31,
	2026	2025
Tocantinzinho	$1,232	$760
Aranzazu	649	468
Endeavor	277	-
Wharf	561	359
La Guitarra	198	84
La Encantada	147	48
Total royalty revenue	3,064	1,719
Other fixed royalty payments	-	2
Total revenue	$3,064	$1,721

 7. GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended
	March 31,	March 31,
	2026	2025
Compensation and benefits	$571	$479
Corporate administration	646	228
Professional fees	224	111
Listing and filing fees	106	81
Total general and administrative expenses	$1,547	$899

 8. SHARE CAPITAL

Authorized share capital consists of an unlimited number of Common Shares without par value.

(a) Issued Share Capital

As at March 31, 2026, the Company had 93,442,762 Common Shares issued and outstanding (December 31, 2025 - 92,899,448).

During the three months ended March 31, 2026, the Company issued 543,314 Common Shares related to the vesting of restricted shares units ("RSUs") and the exercise of stock options.

During the year ended December 31, 2025, the Company:

  issued 412,088 Common Shares related to the conversion of a portion of the accrued interest from the A&R Loan Facility; and
  issued 410,922 Common Shares related to the vesting of RSUs and the exercise of stock options.
Condensed Interim Consolidated Financial Statements Page 10

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

8. SHARE CAPITAL (CONT'D…)

(b) Stock Options

The Company has adopted a stock option plan approved by the Company's shareholders. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for RSUs. The plan allows for a cash-less broker exercise, or a net exercise on some of the Company's stock options upon vesting, both of which are subject to approval from the Company's Board of Directors. The vesting terms, if any, are determined by the Company's Board of Directors at the time of the grant.

The continuity of stock options for the three months ended March 31, 2026, was as follows:

	Weighted
	Average
	Exercise Price	Number
	(C$)	Outstanding
As at December 31, 2024	$7.02	2,883,207
Granted	4.41	955,000
Exercised(1)	4.46	(157,500)
Expired	10.00	(698,750)
Forfeited	4.26	(17,500)
As at December 31, 2025	$5.63	2,964,457
Granted	9.88	475,700
Exercised(1)	4.65	(391,500)
Expired	11.73	(3,000)
Forfeited	6.69	(72,100)
As at March 31, 2026	$6.41	2,973,557

(1) During the three months ended March 31, 2026, 246,500 stock options were exercised on a net exercise basis with a total of 141,420 Common Shares issued for the exercise (2025 - 157,500 and 78,262, respectively). The weighted average share price on the exercise date of the stock options exercised during the three months ended March 31, 2026, was C$11.54 (2025 - C$9.25).

During the three months ended March 31, 2026, the Company granted 475,700 stock options (December 31, 2025 - 955,000) with a weighted-average exercise price of C$9.88 (December 31, 2025 - C$4.41) and a grant date fair value of $1.3 million or $2.69 per option (December 31, 2025 - $1.1 million or $1.19 per option). The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Three months	Twelve months
	ended	ended
	March 31,	December 31,
	2026	2025
Risk free interest rate	2.41%	2.79%
Expected dividend yield	0%	0%
Expected stock price volatility	50%	51%
Expected life in years	3.25	3.25
Forfeiture rate	0%	0%

Condensed Interim Consolidated Financial Statements Page 11

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

8. SHARE CAPITAL (CONT'D…)

For the three months ended March 31, 2026, in accordance with the vesting terms of the stock options granted, the Company recorded a charge to share-based payments expense of $0.2 million (March 31, 2025 - $0.2 million), with an offsetting credit to reserves. As at March 31, 2026, the weighted average remaining life of the stock options outstanding was 2.75 years (December 31, 2025 - 2.64 years).

The Company's outstanding and exercisable stock options as at March 31, 2026, and their expiry dates are as follows:

	Exercise Price	Number	Number
Expiry Date	(C$)	Outstanding	Exercisable
April 27, 2026	$11.73	307,000	307,000
August 27, 2026	$9.17	217,800	217,800
July 20, 2027	$4.33	118,800	118,800
August 16, 2027	$5.98	300,000	300,000
February 22, 2028	$4.12	100,357	100,357
December 28, 2028	$4.05	535,000	535,000
July 23, 2029	$4.14	80,000	-
February 20, 2030	$4.41	869,000	438,500
February 12, 2031	$9.88	445,600	-
		2,973,557	2,017,457

(c) Restricted Share Units

The Company has adopted an RSU plan approved by the Company's shareholders. The maximum number of RSUs that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for stock options. The vesting terms are determined by the Company's Board of Directors at the time of issuance, the standard vesting terms have one-half vest in one year and one-half vest in two years. The Company's RSUs are equity-settled.

The continuity of RSUs for the three months ended March 31, 2026, was as follows:

Number
Outstanding
As at December 31, 2024	897,660
Granted	525,788
Settled	(332,660)
Forfeited	(8,750)
As at December 31, 2025	1,082,038
Granted	445,175
Settled	(256,894)
Forfeited	(48,359)
As at March 31, 2026	1,221,960

For the three months ended March 31, 2026, in accordance with the vesting terms of the RSUs granted, the Company recorded a charge to share-based payments expense of $0.5 million (March 31, 2025 - $0.4 million), with an offsetting credit to reserves.

Condensed Interim Consolidated Financial Statements Page 12

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

9. EARNINGS PER SHARE ("EPS")

Diluted earnings per share is calculated using the treasury method which assumes that outstanding stock options, with exercise prices that are lower than the average market price of the Common Shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three months ended
	March 31,	March 31,
	2026	2025
Basic weighted average number of shares outstanding	93,212,062	92,341,558
Dilutive effect of RSUs	1,221,960	-
Dilutive effect of stock options	1,237,148	-
Diluted weighted average number of shares outstanding	95,671,170	92,341,558

As a result of the net loss for the three months ended March 31, 2025, all potentially dilutive common shares are antidilutive for the period and thus diluted loss per share is equal to the basic loss per share.

10. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Three months ended
	March 31,	March 31,
	2026	2025
Salaries and fees	$355	$323
Share-based payments	712	447
Total related party expenses	$1,067	$770

As at March 31, 2026, the Company had $Nil (December 31, 2025 - $1.8 million) due to directors and management related to remuneration and expense reimbursements. As at March 31, 2026, the Company had $Nil (December 31, 2025 - $Nil) due from directors and management.

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant Non-Cash Investing and Financing Activities

During the three months ended March 31, 2026, the Company:

a) reallocated $0.8 million from reserves for 256,894 RSUs that settled; and

b) reallocated $0.6 million from reserves for 391,500 stock options exercised.

During the three months ended March 31, 2025, the Company:

a) issued 412,088 Common Shares, valued at $1.0 million, for the conversion of a portion of the accrued interest from the A&R Loan Facility; and

b) reallocated less than $0.1 million from reserves for 6,250 RSUs that settled.

Condensed Interim Consolidated Financial Statements Page 13

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

12. FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	As at
	March 31,	December 31,
	2026	2025
Financial assets
Amortized cost:
Cash and cash equivalents	$9,971	$9,794
Royalty and stream receivables	2,932	4,312
Other receivables	86	67
Fair value through profit or loss:
Marketable securities	405	260
Total financial assets	$13,394	$14,433

Financial liabilities
Amortized cost:
Trade and other payables	$1,953	$3,966
Revolving credit facility	12,264	12,176
Acquisition payable	2,148	2,446
Total financial liabilities	$16,365	$18,588

Fair Value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash and cash equivalents, accounts receivables (royalty and stream receivables, and other receivables), and accounts payable (trade and other payables), are carried at amortized cost. Their carrying value approximated their fair value because of the short-term nature of these instruments or because they reflect amounts that are receivable to the Company without further adjustments. Marketable securities are carried at fair value and are classified within Level 1 of the fair value hierarchy. Marketable securities are included in prepaid expenses and other on the Company's statement of financial position. There were no transfers between the levels of the fair value hierarchy during the three months ended March 31, 2026, and the year ended December 31, 2025.

The RCF and acquisition payables are carried at amortized cost. The RCF is classified within Level 2 because its applicable interest rate includes an adjustment based on the Company's net leverage ratio and a credit spread adjustment (Note 5). As at March 31, 2026, the fair value of the RCF was $11.5 million (December 31, 2025 - $11.4 million). In prior periods, the Company had derivative loan liabilities embedded in the A&R Loan Facility that were carried at fair value and were classified within Level 3 of the fair value hierarchy, with the retirement of the A&R Loan Facility on June 24, 2025, the Company no longer has any derivative loan liabilities.

Condensed Interim Consolidated Financial Statements Page 14

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

12. FINANCIAL INSTRUMENTS (CONT'D…)

Capital Risk Management

The Company's objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company's ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at March 31, 2026, are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit Risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty and stream interests, its cash on-hand, and its committed liabilities. The maturities of the Company's loan liabilities are disclosed in Note 5. All current liabilities are settled within one year.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at March 31, 2026, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, and Mexican peso would result in an increase/decrease in the Company's pre-tax income of less than $0.1 million.

Interest Rate Risk

Interest rate risk is the risk that the fair value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The only financial instrument that is subject to interest rate risk is the RCF (Note 5), which bears a variable interest rate when drawn. The undrawn portion of the RCF is subject to standby charges. There is no significant impact on the Company's pre-tax loss with a 1% increase or decrease in the interest rate charged on the RCF as at March 31, 2026.

Condensed Interim Consolidated Financial Statements Page 15

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

12. FINANCIAL INSTRUMENTS (CONT'D…)

Commodity Price Risk

The Company's royalties, streams, and other interests are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, copper, and silver are the primary drivers of the Company's profitability and ability to generate free cash flow. All of the Company's future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

13. COMMITMENTS

As at March 31, 2026, the Company had the following contractual obligations:

	Less than	1 to	Over
	1 year	3 years	3 years	Total
Trade and other payables	$1,953	$-	$-	$1,953
Loans payable principal and interest payments(1)	839	14,578	-	15,417
Payments related to acquisition of royalties and streams(2)(3)	2,148	-	-	2,148
Total commitments	$4,940	$14,578	$-	$19,518

(1) Payments required to be made on the RCF based on the closing balance, applicable interest rate, and availability under the RCF as at March 31, 2026.

(2) Cash payment of $1.25 million required for the royalty on the Lama project in January 2027.

(3) Payment of $0.9 million (C$1.25 million) in cash required for a milestone payment under the Hoyle Pond Extension property. Subsequent to March 31, 2026, in May 2026, C$0.5 million of the C$1.25 million was paid in cash. The remaining payment is expected to be made prior to the completion of the third quarter of 2026.

In addition to the commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests. However, these payments are subject to certain triggers or milestone conditions that have not been met as at March 31, 2026.

14. SEGMENTED INFORMATION

The Company operates in one industry and has one reportable operating segment, consisting of acquiring and managing gold, silver, and copper royalties, streams, and similar production-based interests, which is managed and reviewed by the Company's CEO who is the chief operating decision maker.

Revenue by geographical region includes revenues earned from royalties and streams and is determined by the geographic area of the mining operations giving rise to the royalty revenue. The Company's revenue by geographical area during the three months ended March 31, 2026, and 2025 was as follows:

	Three months ended
	March 31,	March 31,
	2026	2025
Revenue by geographical region:
Australia	$277	$-
Brazil	1,232	760
Mexico	994	600
USA	561	361
Total revenue	$3,064	$1,721

Condensed Interim Consolidated Financial Statements Page 16

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026, AND 2025
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

14. SEGMENTED INFORMATION (CONT'D…)

The geographical region of royalties, streams, and other mining interests are determined by the geographic area of the mining operations related to the royalties, streams and other mining interests. As at March 31, 2026, and December 31, 2025, non-current assets were located in the following geographical regions:

	As at
	March 31,	December 31,
	2026	2025
Non-current assets by geographical region:
Argentina	$41,711	$41,711
Australia	6,967	6,974
Brazil	14,922	15,067
Canada	41,202	40,303
Chile	62,419	62,419
Mexico	48,683	48,875
USA	39,780	39,782
Other	204	303
Total non-current assets	$255,888	$255,434

Condensed Interim Consolidated Financial Statements Page 17